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                                   PROSPECTUS
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                                      LOGO
                                  Anicom, Inc.
              [GRAPHIC OMITTED]   Multimedia Wiring Systems






                        3,773,580 Shares of Common Stock




This Prospectus relates to the offer and sale by certain persons listed herein under "Selling Stockholders", their pledgees, donees, transferees or distributees, or their respective successors-in-interest (collectively, the "Selling Stockholders") of 3,773,580 shares (collectively, the "Shares") of common stock, $.001 par value ("Common Stock"), of Anicom, Inc. (the "Company"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

The Common Stock is traded on the Nasdaq National Market (the "NNM") under the symbol "ANIC." On December 2, 1997, the closing price of the Common Stock as reported on the NNM was $18.25 per share. The Selling Stockholders may, from time to time, sell the Shares on the NNM, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. See "Plan of Distribution."

See "Risk Factors" beginning on page 4 for information that should be considered by prospective investors.





  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
          SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                The date of this Prospectus is December 3, 1997

                              AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains an Internet Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Stock is traded on the NNM, and reports, proxy statements and other information concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the
"Registration Statement") under the Securities Act, with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above. Any statements contained herein concerning the provisions of any document filed as an Exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

1.The Company's Annual Report on Form 10-KSB, for the fiscal year ended December 31, 1996;

2.The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

3.The Company's Current Reports on Form 8-K/A dated May 23, 1996, November 5, 1996 and September 25, 1997 and the Company's Current Reports on Form 8-K, dated March 3, 1997, May 22, 1997, May 30, 1997, June 5, 1997 and July 25, 1997; and

4.The description of the Common Stock, contained in the Company's registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and all amendments thereto and reports filed for the purpose of updating such description.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal executive office: Anicom, Inc., 6133 River Road, Suite 1000, Rosemont, Illinois 60018-5171, Attention: Donald C. Welchko (telephone: 847-518-8700).

--------------------------------------------------------------------------------
                                  RISK FACTORS
--------------------------------------------------------------------------------
An investment in the Shares offered hereby entails a high degree of risk. In addition to other information contained in this Prospectus or incorporated by reference herein, potential purchasers should consider carefully the following factors in evaluating the Company, its business and the Shares offered hereby. Statements contained in this Prospectus that are not historical facts are forward looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A number of important factors could cause the Company's actual results for 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. These factors include, without limitation, those listed below.

Risks Associated with Integrated Growth Strategy

The Company's integrated growth strategy involves the identification and pursuit of acquisition opportunities and internal growth. As of November 21, 1997, the Company operated in over 50 locations. The success and the rate of the Company's expansion into new geographical markets will depend on a number of factors, including general economic and business conditions affecting the industries of the Company's customers in such markets, competition, the availability of sufficient capital, the availability of sufficient inventory to meet customer demand, the identification and acquisition or leasing of suitable sales offices and/or warehouse facilities on acceptable terms, and the ability to attract and retain qualified personnel and operate effectively in geographic areas in which the Company has no prior experience. As a result, there can be no assurance that the Company will be able to achieve its planned growth on a timely or profitable basis.

With respect to the Company's identification and pursuit of acquisition opportunities, viable acquisition candidates may not be available or available on terms acceptable to the Company. Additionally, if the Company continues to grow, it may be required to make further investments in personnel and information technology systems. Failure to successfully hire or retain such personnel or implement such systems could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its recent growth or that the Company will be able to operate profitably.

Capital Needs for Expansion

If the Company continues to grow, it may require further capital through public or private equity offerings or financings. No assurance can be given that additional capital will be available to the Company or that, if available, it would be on terms acceptable to the Company. If additional funds are raised by issuing equity securities, further dilution to the Company's stockholders may result.

Shares Eligible for Future Sale

All of the Shares being registered in the Registration Statement, of which this Prospectus is a part, are being registered by the Selling Stockholders for resale. The increase in the number of outstanding shares of Common Stock that are available for sale without restriction due to the registration of the Shares and the perception that a substantial number of the Shares may be sold by Selling Stockholders, or the actual sale of a substantial number of the Shares by Selling Stockholders, could adversely affect the market price of the Common Stock.

Pursuant to its Amended and Restated Certificate of Incorporation, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of preferred stock (the "Preferred Stock"). Such shares may be issued by the Company on the authority of the Board of Directors without stockholder action. The issuance of any such additional Common Stock or Preferred Stock could result in the dilution of the voting power and rights of the outstanding shares of Common Stock. The possible issuance of additional shares of Preferred Stock may be considered a deterrence to a change of control. The Company has a registration statement on Form S-3 in effect covering the shares of Common Stock issued upon the mandatory conversion of all of the outstanding Series A Cumulative Convertible Preferred Stock and the payment of dividends thereon. See "Recent Developments Conversion of Series A Preferred Stock."

As of November 21, 1997, the Company had outstanding options to purchase 2,264,291 shares of Common Stock at a weighted average exercise price of approximately $8.45 per share (the majority of which have not yet vested) issued to employees, former employees, directors and consultants pursuant to the Company's stock incentive plans and Warrants to purchase 81,364 shares of the Company's Common Stock at a weighted average exercise price of $4.45 per share. The Company has registration statements on Form S-8 in effect covering an aggregate of 3,300,000 of the shares issuable under the stock incentive plans.

The Company may issue additional capital stock or other forms of convertible or exchangeable securities to raise capital in the future. In order to attract and retain key personnel, the Company may also issue additional securities, including stock options, in connection with its employee benefit plans. During the terms of such options and warrants, the holders thereof are given the opportunity to benefit from a rise in the market price of the Common Stock. The exercise of such options and warrants may have an adverse effect on the market value of the Common Stock. Also, the existence of such options and warrants may adversely affect the terms on which the Company can obtain additional equity financing.

Competition

The market for the distribution of multimedia wiring products is highly competitive and fragmented. To compete successfully, management believes that the Company will need to continue to offer a broad range of technologically advanced products, provide competitive pricing while maintaining its margins, provide prompt delivery of products, deliver responsive customer service, establish and maintain strong relationships with suppliers and customers, and attract and retain highly qualified personnel. The Company faces substantial competition from several national and regional distributors and from manufacturers who sell directly to end-users for certain large-scale projects. To maintain or increase market share in light of competitive pressures from current or future competitors, the Company may be required to lower its prices. Such measures could adversely affect the Company's financial condition and results of operations.

Inventory

The Company is dependent upon identifying the right product mix and maintaining sufficient inventory on hand to meet customer orders. There can be no assurance that the Company will be able to identify and offer products necessary to remain competitive or not suffer losses related to product obsolescence. Further, there is no assurance that the Company will achieve and maintain sufficient inventory levels to meet its customers' needs or that the Company will not have to take inventory write-offs in the future.

Dependence on Management and Key Personnel

The Company is highly dependent upon the services of certain members of senior management, including Alan B. Anixter, Scott C. Anixter and Carl E. Putnam. Loss of the services of any of these individuals could have a material adverse impact on the Company. The Company has entered into employment agreements with a number of executive officers, including Scott C. Anixter, Donald C. Welchko, Carl
E. Putnam and Robert L. Swanson. The Company maintains key man life insurance with respect to Carl E. Putnam. The Company's success is also dependent upon its ability to attract and retain highly qualified management, marketing and sales personnel.

Possible Volatility of Stock Price

The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in earnings, estimates by analysts, general conditions in the industries in which the Company's customers compete and other events or factors. In addition, the stock market, from time to time, has experienced extreme price and volume fluctuations which particularly have affected the market price for companies which have completed recent initial public offerings, and which often have been unrelated to the operating performance of such companies. These broad fluctuations may adversely affect the market price of the Common Stock.

                               RECENT DEVELOPMENTS

Acquisitions

The Company has entered into an Agreement and Plan of Reorganization dated November 24, 1997 ("Merger Agreement"), pursuant to which it has agreed to acquire TW Communication Corporation ("TWC"), a company engaged in the sale and distribution of multimedia wiring products, for consideration consisting of $3,000,000 in cash and 873,580 shares of Common Stock. The shares of Common Stock included in the consideration are being issued in reliance upon the exemption from the registration requirements under Section 4(2) of the Securities Act. This transaction is scheduled to close upon the effectiveness of the registration statement of which this prospectus is a part.

Private Placement of Common Stock

     Pursuant to a Stock Purchase Agreement dated November 24, 1997 ("Stock Purchase Agreement") the Company agreed to issue and sell 2,900,000 shares of Common Stock at a purchase price of $13.00 per share in a private placement exempt from the registration requirements under Section 4(2) of the Securities Act. The Company plans to use the net proceeds of this private placement of approximately $36,400,000 to repay outstanding indebtedness on its unsecured revolving credit facility (which equaled approximately $18,845,000 at November 24, 1997) and to repay in full TWC's current line of credit (which equaled approximately $14,500,000 at November 24, 1997). Anicoms' facility provides various interest rate options, determined from time to time, based upon the Company's leverage ratio, at either the lender's domestic rate less .50% to .25% or LIBOR plus .50% to 1.00%. TWC's credit facility provides for interest at an annual rate equal to the lender's Prime Rate plus .50% or, at TWC's option, the lender's Adjusted LIBOR rate plus 2%. The remaining proceeds will be used for working capital and general corporate purposes. Pending such uses, the proceeds will be invested in short-term, interest-bearing, investment grade securities. This transaction is scheduled to close upon the effectiveness of the registration statement of which this prospectus is a part.


                                USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the outstanding shares of Common Stock by each Selling Stockholder both before the offering and as adjusted to reflect the sale of the Shares. The information set forth below gives effect to the issuance of the shares of Common Stock that will be issued upon the effectiveness of the registration statement of which this prospectus is a part pursuant to the Stock Purchase Agreement and the Merger Agreement. See "Recent Developments." The Shares offered hereby may be offered from time to time in whole or in part by the Selling Stockholders, their pledgees, donees, transferees or distributees, or their respective successors-in-interest. Except where otherwise noted, each person named in the following table has, to the knowledge of the Company, sole voting and investment power with respect to the shares beneficially owned.



                                                    Beneficial Ownership                    Beneficial Ownership
                                                       Before Offering         Number of       After Offering
                                                                                 Shares
                                                                                 Being
                                                                              Offered (1)
                                                  --------------------------                ---------------------
                                                   Number of       Percent                  Number of    Percent
                                                    Shares                                    Shares


FIDELITY SELECT PORTFOLIOS:
  Developing Communications Portfolio               1,500,000(2)     6.4%      1,500,000            --     --
Edward Goodstein (3)                                  857,500(4)     3.7%       857,200            300      *
The Peter H. Huizenga Testamentary Trust.             550,537(5)     2.4%       200,320        350,217    1.5%
The Lincoln Fund, L.P.                                369,903(6)     1.6%       300,000         69,903      *
RDV Capital Management, L.P.                          150,000(2)      *         150,000             --     --
Peter H. Huizenga(7).                                 154,160(8)      *          24,424        129,736      *
Heidi A. Huizenga                                     138,494(9)      *          80,128         58,366      *
The Gordon Fund, L.P.                                  92,508(10)     *          75,000         17,508      *
Prince Family Limited Partnership                      72,000(2)      *          72,000             --     --
Elsa D. Prince Living Trust                            72,000(2)      *          72,000             --     --
Peter C. Cook Trust                                    45,000(2)      *          45,000             --     --
Robert Haveman                                         36,000(2)      *          36,000             --     --
Providence Energy, Inc.                                36,000(2)      *          36,000             --     --
The Lincoln Fund Tax Advantage, L.P.                   36,671(11)     *          25,000         11,671      *
The Betsy Huizenga Trust                               34,622(12)     *          20,032         14,590      *
The Greta Huizenga Trust                               34,622(12)     *          20,032         14,590      *
The Peter H. Huizenga, Jr. Trust                       34,622(12)     *          20,032         14,590      *
The Timothy Dean Huizenga Trust                        34,622(12)     *          20,032         14,590      *
Beeken Petty O'Keefe Kneen & Moerschel, L.L.C.         30,000(2)      *          30,000             --     --
RDV Corp. Supplemental Executive Retirement Plan
  FBO Jerry Tubergen                                   30,000(2)      *          30,000             --     --
Matlins Financial Consulting, Inc. Pension Plan        25,000(2)      *          25,000             --     --
Carl G. Palazzolo (13)                                 16,530(14)     *          16,380            150      *
Terry L. Van Der Aa                                    20,000(2)      *          20,000             --     --
Jack L. DeWitt                                         18,000(2)      *          18,000             --     --
Merle DeWitt                                           18,000(2)      *          18,000             --     --
Inquest, L.L.C.                                        18,000(2)      *          18,000             --     --
Ronald G. Kenny                                        15,000(2)      *          15,000             --     --
John Rose                                              15,000(2)      *          15,000             --     --
IRA FBO John Eggemeyer                                 10,000(2)      *          10,000             --     --
William J. Ruh & Lisa A. Ruh, Joint Tenants             5,000(2)      *           5,000             --     --


__________________
* Less than 1%

(1) Assumes all of the shares being registered will be sold by the Selling Stockholders.

(2) Represents shares of Common Stock to be issued pursuant to the Stock Purchase Agreement.

(3) Mr. Goodstein will become a Vice President of the Company upon consummation of the transactions contemplated by the Merger Agreement.

(4) Includes 857,200 shares of Common Stock to be issued pursuant to the Merger Agreement.

(5) Includes 200,320 shares of Common Stock to be issued pursuant to the Stock Purchase Agreement.

(6) Includes 300,000 shares of Common Stock to be issued pursuant to the Stock Purchase Agreement.

(7) Peter H. Huizenga has been a Director of the Company since June 5, 1997.

(8) Includes (a) 24,424 shares of Common Stock to be issued pursuant to the Stock Purchase Agreement and (b) 13,000 shares issuable upon exercise of options granted pursuant to the Anicom, Inc. Directors Stock Option Plan. Excludes 550,537 shares held by the Peter H. Huizenga Testamentary Trust and 34,622 shares held by each of the Betsy Huizenga Trust, the Greta Huizenga Trust, and the Peter Huizenga Jr. Trust, for which trusts Mr. Huizenga serves as the sole trustee. Excludes 138,493 shares held by Heidi A. Huizenga with respect to which Mr. Huizenga shares voting and investment power.

(9) Includes 80,128 shares of Common Stock to be issued pursuant to the Stock Purchase Agreement. Excludes 154,160 shares beneficially owned by Peter H. Huizenga with respect to which Heidi A. Huizenga shares voting and investment power. Excludes 34,622 shares held by the Timothy Dean Huizenga Trust, for which Heidi A. Huizenga serves as co-trustee.

(10)  Includes  75,000  shares  to be  issued  pursuant  to the  Stock  Purchase
Agreement.

(11)  Includes  25,000  shares  to be  issued  pursuant  to the  Stock  Purchase
Agreement.

(12)  Includes  20,032  shares  to be  issued  pursuant  to the  Stock  Purchase
Agreement.

(13) Mr. Palazzolo will become a Vice President of the Company upon consummation of the transactions contemplated by the Merger Agreement.

(14)  Includes  16,380  shares  to be  issued  pursuant  to the  Stock  Purchase
Agreement.

                              PLAN OF DISTRIBUTION

Any or all of the Shares covered by this Prospectus may be sold from time to time by the Selling Stockholders, their pledgees, donees, transferees or distributees, or their respective successors-in-interest. The Selling Stockholders may sell all or a portion of the Shares, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. A Selling Stockholder may elect to engage a broker or dealer to effect sales in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to such Selling Stockholder. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company is required to pay all of the expenses incident to the offering and sale of the Shares, other than fees and expenses to the extent the Company is prohibited by applicable Blue Sky laws from paying for or on behalf of Purchasers. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock").

Common Stock

Of the 60,000,000 shares of Common Stock authorized, 19,483,485 shares were outstanding as of November 20, 1997. Subject to the rights of holders of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amount as the Board of Directors may from time to time lawfully determine. Each holder of Common Stock is entitled to one vote for each share held, and the holders of Common Stock are not entitled to cumulative voting rights. Subject to the rights of holders of any outstanding Preferred Stock, upon liquidation, dissolution or winding up of the Company, any assets legally available for distribution to shareholders as such are to be distributed ratably among the holders of the then outstanding Common Stock. All shares of Common Stock currently outstanding are and all shares of Common Stock offered hereby, when duly issued and paid for will be, fully paid and nonassessable, not subject to redemption and assessment and without conversion, preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of any class or series of securities convertible into stock of any class or series. The Common Stock is listed on the Nasdaq National Market.

Preferred Stock

The Company's Amended and Restated Certificate of Incorporation provides for an authorized class of undesignated Preferred Stock consisting of 1,000,000 shares. This Preferred Stock may be issued at the direction of the Board of Directors, without shareholder approval, in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereon, to the extent that such are not fixed in the Company's Amended and Restated Certificate of Incorporation, as the Board of Directors determines. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock to certain holders under certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company. Of the 1,000,000 shares of Preferred Stock authorized for issuance by the Company, 27,000 shares have been designated as Series A Cumulative Convertible Preferred Stock, none of which are issued and outstanding.

Delaware Law and Certain Corporate Provisions

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to the date at which the stockholder became an interested stockholder the Board of Directors approved either the business combination or the transaction in which the person becomes an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder or
(iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date of the business combination. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

The Company's Amended and Restated Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (a) the classification of the Board of Directors into three classes, each class serving for staggered three year terms; (b) elimination of stockholder action by written consent; (c) the authority of the Board to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine;
(d) the requirement that the Bylaws may only be amended (other than by the Board of Directors) by the vote of greater than 66 2/3% of the votes entitled to be cast generally by the outstanding Common Stock; (e) the requirement that the provision in the Amended and Restated Certificate of Incorporation creating the classified board may only be amended by the vote of at least 66 2/3% of the votes entitled to be cast generally in the election of directors; and (f) notice requirements in the Bylaws relating to nominations to the Board of Directors and to the raising of business matters at stockholder meetings.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, located in Chicago, Illinois.


                                  LEGAL MATTERS

Certain legal matters with respect to the validity of the Shares will be passed upon for the Company by Katten Muchin & Zavis, a partnership including professional corporations, located in Chicago, Illinois.


                                     EXPERTS

The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, the financial statements of Northern Wire & Cable, Inc. appearing in the Company's Current Report on Form 8-K/A (Amendment No. 2), dated May 23, 1996, the financial statements of Norfolk Wire & Cable, Inc. appearing in the Company's Current
Report on Form 8-K/A (Amendment No. 2), dated November 5, 1996, and the financial statements of Energy Electric Cable, a division of Connectivity Products Incorporated, appearing in the Company's Current Report on Form 8-K/A (Amendment No. 1), dated September 25, 1997 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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No dealer, salesperson or other person
has been authorized to give any information
or to make any representations other than
those contained in this Prospectus, and if
given or made, such information and
representations must not be relied upon as
having been authorized by the Company or
the Selling Stockholders.   This Prospectus                   LOGO
does not constitute an offer to sell, or a         [GRAPHIC   Anicom, Inc.
solicitation of an offer to buy the shares         EXCLUDED] Multimedia Wiring
by anyone in any jurisdiction in which such                   Systems
offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus, create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.


TABLE OF CONTENTS                                      3,773,580 Shares
                                                       of Common Stock
                                  Page

AVAILABLE INFORMATION.............  2

INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE..........  3

RISK FACTORS......................  4

RECENT DEVELOPMENTS...............  7

USE OF PROCEEDS...................  7             ________________________

SELLING STOCKHOLDERS..............  8                    PROSPECTUS

PLAN OF DISTRIBUTION.............. 10             ________________________

DESCRIPTION OF CAPITAL STOCK...... 10

LEGAL MATTERS..................... 12                  December 3, 1997

EXPERTS........................... 12


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